FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 16, 2005
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Mark Laurie
Name	Mark Laurie
Title:	Company Secretary
Date: 16 September 2005

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX – LHG
ARBN 069 803 998	NASDAQ – LIHRY
POMSoX — LHG
16 September 2005
Lihir appoints new CEO and assumes independent management
PNG gold miner Lihir Gold Ltd has appointed former Placer Dome senior executive Arthur Hood as Chief Executive Officer and has reached agreement with Rio Tinto to conclude its long-standing management agreement.
Lihir Chairman Ross Garnaut said Mr Hood was the perfect candidate for the CEO position, possessing strong leadership skills, broad mining experience and a detailed understanding of the operating environment in Papua New Guinea.
An engineer by profession, Mr Hood, 52, has extensive management experience, having held a number of senior roles at Placer Dome since 1989. These included appointments as Managing Director of Placer Dome Niugini, General Manager of Misima Mines Ltd in PNG and most recently as Managing Director of Placer Dome Tanzania Ltd. Mr Hood has 12 years operating experience in PNG including 5 years at the Porgera Gold Mine joining it shortly after commissioning of Stage 1. He will take up the position from October 1.
“Arthur is ideally qualified to take Lihir into the next stage of its development,” said Dr Garnaut. “The company is poised to reap the benefits of a range of initiatives implemented by the retiring CEO Neil Swan and his team. Under Arthur’s leadership, the company will build on that strong base to deliver increased returns to shareholders,” he said.
Dr Garnaut also announced that the step of appointing a new CEO had provided a natural opportunity to work with Rio Tinto to review the management arrangements for the company. Since its formation in 1995, Lihir has been managed by a Rio Tinto subsidiary under a management agreement. As part of that agreement, Lihir’s CEO has been seconded from Rio Tinto.
“Rio Tinto’s valuable contribution, particularly during the formative years, has enabled Lihir to establish a strong, successful business,” said Dr Garnaut.
“With Rio’s help, Lihir has been firmly established as a major gold mining company with a current market capitalization approaching $2 billion, a growing production profile and a skilled, experienced workforce. Over recent years, the company has attained a high level of corporate maturity and a gradual reduction in reliance on the relationship with Rio Tinto.
“With the imminent appointment of a new CEO, Lihir Gold worked with Rio Tinto to review the existing management agreement. Consequently, we have agreed to bring it to a conclusion, coinciding with Arthur Hood taking up the role of CEO,” he said.
The established practice of Rio Tinto nominating a director to the Lihir board will be on-going, as long as it remains Lihir’s largest shareholder and its holding is at least 14%.
Rio Tinto has agreed to continue to support Lihir Gold through its transition by providing technical and other support services, as needed, on commercial terms.

Paul Fulton, the Chief Financial Officer, and Jan Andersen, General Manager of Operations, who have been on secondment to Lihir from Rio Tinto from late 2003, have agreed to transfer to Lihir Gold.
Dr Garnaut expressed his satisfaction that the two remaining Rio Tinto employees had decided to transfer to Lihir Gold Ltd.
“Paul and Jan have been key contributors to the improvement initiatives and their transfer will ensure continuity of senior management and is a strong vote of confidence in the plans and future of the company,” he said.
Mr Hood said he was delighted to be taking the helm at Lihir at such an important time in the evolution of the company.
“Neil Swan and his team have built a very strong platform for growth and revenue enhancement, through initiatives such as the installation of geothermal power, the flotation expansion, and the development of the new Lienetz ore body,” Mr Hood said.
“I will be maintaining a strong focus on the continued optimisation of our primary asset as well as looking for other opportunities to enhance shareholder value,” he said.
Mr Hood will receive a remuneration package which is commensurate with the responsibilities of the position, in line with current market conditions and structured appropriately to drive optimal performance.
In addition to a base salary, the package includes:
· annual bonus of up to 50% of base salary, with the final payment determined by performance against hurdles set by the Board
· An annual allocation of shares, with a value of up to approximately 55% of annual base salary, with the final allocation determined with reference to performance against a number of targets set by the Board.
· Appropriate termination entitlements.
Further details of the remuneration package will be made available on the company’s web site, at www.lihir.com.pg.
A detailed CV of Mr Hood is attached.
FOR FURTHER INFORMATION:
Joe Dowling, Investor Relations Manager
Ph +61 7 3229 5583, Mobile 0421 587 755
Joe.Dowling@lihir.com.pg

Arthur Hood
Chief Executive, Lihir Gold
Personal

Nationality:	Dual Australian and British

Marital Status:	Married

Date of Birth:	11 May 1953 Age: 52
Education
Middlesex University, UK, 1974
Bachelor of Science (Civil Engineering) (Honours)
Professional Qualifications
Member Institute of Civil Engineers
Chartered Engineer
Member, Australian Institute of Mining and Metallurgy
Registered Mine Manager:
     Queensland Coal (Restricted)
     Queensland Metalliferous (Restricted)
     Papua New Guinea (Restricted)

EXPERIENCE

1989-	PLACER DOME GROUP
Present	Tanzania, New Guinea, Australia
2005-              Managing Director Tanzania
Present            Dar es Salaam
In October 2004, Arthur was appointed as Managing Director of Placer Dome Tanzania responsible for the North Mara project, Placer Dome’s newest acquisition with a developing project and a large exploration package in the emerging Tanzanian greenstone belt.
2003-2004         Managing Director, Placer Niugini
Responsible for both the Porgera and Misima projects during which time Porgera produced 1 million ozs for the first time in 10 years.
2000-2003         Vice President, Business and Sustainable Development, Placer Dome Asia Pacific.
In 2000 Arthur was appointed Vice President of Business Development for Placer Dome Asia Pacific overseeing and assisting in Business Development and Exploration Projects throughout the Asia Pacific region, primary activities being in Australia, Indonesia and China.
1995-2000         General Manager, Misima Mines, Placer Pacific Ltd
In December 1995 Arthur was appointed General Manager of Misima Mines Pty Ltd, a position he held until September 2000. At the time of his appointment Misima MInes had a mine life of less than 18 months but through exploration success and control of costs this was increased by a further 4 years.
1991-1995         Open Pit Superintendent, Porgera Gold Mine
Arthur started work at the Porgera project in Jan 1991 as Mining Manager — Open Pit. During his nearly five years at the Porgera Joint Venture he was responsible for the development of the Open Pit and was also appointed to co-ordinate the engineering team to define the final configuration of the Porgera Project — Stage 4B and co- ordinate the integrated development of both the Open Pit and Underground operations. When he left Porgera he was responsible for all operational departments.
1989-1991         Senior Mine Engineer, Placer Pacific Ltd, Kidston

1986-1988	CAPRICORN COAL MANAGEMENT PTY LTD
Queensland
Production Engineer

1982-1985	TAYLOR WOODROW — JOHN HOLLAND ENGINEERING
Joint Venture
Sydney
Senior Mining Engineer then Manager

1975-1981	TAYLOR WOODROW CONSTRUCTION LTD (UK)
London
1980-1981	Senior Mining Engineer

1975-1979	Site Engineer and Design Engineer